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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 3 2006 WASH, D.C. 209

SECU[...] 06004264 [...]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65554

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fixed Income Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

PROCESSED MAR 2 2 2006 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Park Boulevard, Suite 1325
(No. and Street)

Itasca	IL	60143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul V. Houriet III — 630-315-3031
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Paul V. Houriet III, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Fixed Income Capital Partners LLC, as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
9th day of February 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Paul V. Houriet III
Signature

Principal
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Fixed Income Capital Partners LLC
Table of Contents
December 31, 2005

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Members of
Fixed Income Capital Partners LLC

We have audited the accompanying statement of financial condition of Fixed Income Capital Partners LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fixed Income Capital Partners LLC as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 26, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Fixed Income Capital Partners LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	10,539
Receivable from and deposit with clearing broker, net		469,471
Securities owned, pledged		297,873
Furniture and equipment, net		216,749
Other assets		23,511
Total assets	$	1,018,143

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	82,440
Members' equity		935,703
Total liabilities and members' equity	$	1,018,143

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Fixed Income Capital Partners LLC (the "Company") buys and sells fixed income securities on a principal basis for institutional customers located throughout the United States, and clears all customer transactions through a clearing broker on a fully disclosed basis. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers. The Company was formed as an Illinois limited liability company in August 2002, and commenced operations in February 2003.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned—Securities owned are recorded on trade date and are carried at fair value with resulting unrealized gains and losses reflected in revenue.

Income Recognition—Revenue from principal transactions is recorded on trade date.

Furniture and Equipment—Furniture and equipment are recorded at cost, and depreciated using the straight-line method over the estimated useful lives of the assets.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 2 Securities Owned

Securities owned, consisting of municipal bonds at December 31, 2005, and cash on deposit with the Company's clearing broker, collateralize amounts due to the clearing broker, if any.

Note 3 Furniture and Equipment

Furniture and equipment at December 31, 2005 consist of:

Furniture and fixtures	$ 215,932
Computer equipment	62,560
	278,492
Accumulated depreciation	(61,743)
	$ 216,749

Note 4 Commitments

The Company leases office space under an operating lease that expires September 30, 2009. At December 31, 2005, the minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2006	$ 93,781
2007	95,853
2008	97,926
2009	74,610
Total	$ 362,170

Note 5 Profit Sharing Plan

The Company has a profit sharing plan that covers all employees. Under the provisions of the plan, the Company may elect to make discretionary contributions to the plan.

Note 6 Off-Balance-Sheet Risk

The Company buys and sells fixed income securities on a principal basis for institutional customers and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions, when appropriate.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers and counterparties in meeting contracted obligations. Any potential contingent liability under the clearing agreement cannot be estimated. The Company has not recorded any contingent liability associated with the guarantee of customers' or counterparties' performance in the financial statements and management believes that any potential requirement to make payments under this guarantee is remote.

In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to principal revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker and bank with which it conducts business.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of approximately $671,000 and $100,000, respectively. The net capital rule may effectively restrict member distributions.